

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Mr. Mark J. Rittenbaum
Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive
Suite 200
Lake Oswego, OR 97035

> **Re: The Greenbrier Companies, Inc.**
> **Form 10-K for the year ended August 31, 2014**
> **Filed October 30, 2014**
> **File No. 001-13146**

Dear Mr. Rittenbaum:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Melissa Raminpour

　　　　　　　　　　Melissa Raminpour
　　　　　　　　　　Branch Chief